Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 2 DATED FEBRUARY 15, 2017

TO THE PROSPECTUS DATED MARCH 2, 2016

This sticker supplement no. 2 is part of, and should be read in conjunction with, our prospectus dated March 2, 2016 and our supplement no. 1 dated October 6, 2016. This sticker supplement replaces all prior sticker supplements to the prospectus other than supplement no. 1. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus.

The purpose of this sticker supplement is to disclose:

•	the status of the offering;

•	an update to the terms of the offering reflecting a minimum offering amount for Ohio investors;

•	updates to the cover page;

•	updates to our suitability standards;

•	updates to our risk factors;

•	an amendment to our advisory agreement;

•	renewal of our advisory agreement;

•	amendments to our expense support and restricted stock agreement with our advisor;

•	updated information regarding our investment policies;

•	updated information regarding our approval of an estimated net asset value per share;

•	updates to our plan of distribution;

•	an update to the amount of shares owned by our advisor;

•	an updated organizational chart;

•	an update to our security ownership table;

•	the authorization and payment of cash distributions and stock dividends on shares of our common stock;

•	information regarding the tax treatment of stock dividends;

•	information regarding our redemption plan;

•	fees earned by and expenses reimbursable to our advisor and the dealer manager;

•	the closing of a private placement;

•	a change to our independent registered certified public accounting firm;

•	updates to our management;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2016;

•	updated quantitative and qualitative disclosures about market risk;

•	updated experts information;

•	our consolidated financial statements and the notes thereto as of and for the year ended December 31, 2016.

Status of the Offering

We commenced this offering of up to $2,000,000,000 in shares of Class A, Class T or Class I common stock on March 2, 2016. On July 11, 2016, we broke escrow through the sale of 250,000 Class A shares to our advisor for $2.5 million. As described in the prospectus, we do not pay selling commissions or dealer manager fees in connection with the sale of Class A shares to our advisor. As of July 11, 2016, we had received gross offering proceeds of approximately $2.5 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Ohio, Pennsylvania and Washington. Accordingly, we broke escrow effective July 11, 2016 with respect to subscriptions received from all states where we are conducting this offering except Ohio, Pennsylvania and Washington, which have minimum offering amounts of $20 million, $87.5 million and $20 million, respectively. As of February 14, 2017, we had accepted aggregate gross offering proceeds of approximately $9.1 million in the primary offering and $3,342 in the distribution reinvestment plan.

Except with respect to subscriptions from Ohio, Pennsylvania and Washington, subscribers should make their checks payable to “CNL Healthcare Properties II, Inc.” Until we have raised $20 million, $87.5 million and $20 million, respectively, Ohio, Pennsylvania and Washington investors should continue to make their checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.”

As of February 14, 2017, there are $1,990.9 million of shares of common stock available for sale in this offering, including approximately $250 million of shares under the distribution reinvestment plan.

Terms of the Offering

The following disclosure supplements the section entitled “Plan of Distribution—Subscription Procedures” and all related disclosure throughout the prospectus.

Until we sell $20,000,000 in shares of common stock, the subscription funds of Ohio investors will be held in escrow. Ohio investors should make checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.” until we have accepted subscriptions for shares totaling at least $20,000,000.

Cover Page

The following disclosure replaces footnote 2 to the table on the cover page of the prospectus.

(2) The maximum and minimum selling commissions and dealer manager fee assume that 5%, 90% and 5% of the gross offering proceeds from the primary offering are from sales of Class A, Class T, and Class I, respectively. The selling commissions are equal to 7.00%, 2.00% and 0% of the sale price for Class A, Class T and Class I shares, respectively, with discounts available to some categories of investors, and the dealer manager fee is equal to 2.75%, 2.75% and 0% of the sale price for Class A, Class T and Class I shares, respectively, with discounts available to some categories of investors. With respect to certain sales of Class T shares, we may agree that the dealer manager may permit broker-dealers to reallocate a portion of the dealer manager fee to a selling commission, without changing the aggregate selling commission and dealer manager fee paid. Throughout this prospectus, we describe the maximum selling commissions and dealer manager fees assuming that such a reallocation has not occurred.

Suitability Standards

The following disclosure amends the “Suitability Standards” section of the prospectus.

•	Massachusetts—Investors may not invest, in the aggregate, more than 10% of their liquid net worth in this program and other illiquid direct participation programs.

•	Ohio—It shall be unsuitable for an investor’s aggregate investment in shares of CNL Healthcare Properties II, Inc., its affiliates and other non-traded REITs to exceed 10% of his or her liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Risk Factors

The following risk factors replace and/or supplement the similar risk factors found in the “Risk Factors” section of the prospectus.

Because we rely on affiliates of CNL for advisory and dealer manager services, if these affiliates or their executive officers and other key personnel are unable to meet their obligations to us, we may be required to find alternative providers of these services, which could disrupt our business.

We have no employees and are reliant on our advisor and other affiliates of our sponsor to provide services to us. CNL, through one or more of its affiliates or subsidiaries, owns and controls our sponsor and has a controlling interest in both our advisor and CNL Securities Corp., the dealer manager of our offering. In the event that any of these affiliates are unable to meet their obligations to us, we might be required to find alternative service providers, which could disrupt our business by causing delays and/or increasing our costs.

Further, our success depends to a significant degree upon the contributions of Thomas K. Sittema, our chairman of the board and director, Stephen H. Mauldin, our vice chairman of the board, director, chief executive officer and president, and Kevin R. Maddron, our chief operating officer, chief financial officer and treasurer, each of whom would be difficult to replace. If any of these key personnel were to cease their affiliation with us or our affiliates, we may be unable to find suitable replacement personnel, and our operating results could suffer. In addition, we have entered into an advisory agreement with our advisor which contains a non-solicitation and non-hire clause prohibiting us or our operating partnership from (i) soliciting or encouraging any person to leave the employment of our advisor; or (ii) hiring on our behalf or on behalf of our operating partnership any person who has left the employment of our advisor for one year after such departure. All of our executive officers and the executive officers of our advisor are also executive officers of CNL Healthcare Properties, Inc. or its advisor, both of which are affiliates of our advisor. In the event that CNL Healthcare Properties, Inc. internalizes the management functions provided by its advisor, such executive officers may cease their employment with us and our advisor. In that case, our advisor would need to find and hire an entirely new executive management team. We believe that our future success depends, in large part, upon our advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and our advisor may be unsuccessful in attracting and retaining such skilled personnel. We do not maintain key person life insurance on any of our officers.

The U.S. Department of Labor (“DOL”) has issued a final regulation revising the definition of “fiduciary” under the ERISA and the Code, which may affect the marketing of investments in our shares in the future.

On April 8, 2016, the DOL issued a final regulation relating to the definition of a fiduciary under ERISA and Section 4975 of the Code. The final regulation broadens the definition of fiduciary and is accompanied by new and revised prohibited transaction exemptions relating to investments by employee benefit plans subject to Title I of

ERISA or retirement plans or accounts subject to Section 4975 of the Code (including IRAs). The final regulation and the related exemptions were originally scheduled to apply for investment transactions on and after April 10, 2017, but the final regulation has been recommended for reconsideration pursuant to executive order. The final regulation and the accompanying exemptions are complex, implementation may be further delayed, and the final regulation remains subject to potential further revision prior to implementation. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development. The final regulation could have a negative effect on the marketing of investments in our shares to such plans or accounts.

Investors’ economic and voting interest in us will be diluted by our issuance of stock dividends prior to their investment in us.

We intend to issue stock dividends to supplement our payment of cash distributions. However, we do not currently intend to change our offering price during the term of this offering. Therefore, investors who purchase our shares early in this offering, as compared with later investors, will receive more shares for the same cash investment as a result of any stock dividends not received by later investors. Because later investors will own fewer shares for the same cash investment compared with earlier investors, and therefore be diluted compared to earlier investors, they are at greater risk of loss and will have a smaller voting interest.

The actual value of shares that we repurchase under our redemption plan may be substantially less than what we pay.

Under our redemption plan, until our board of directors approves an estimated net asset value per share, as published from time to time in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K publicly filed with the Commission, the price for the repurchase of shares shall be equal to the “net investment amount” of our shares, which will be based on the “amount available for investment/net investment amount” percentage shown in our estimated use of proceeds table. For each class of shares, this amount will equal $10.00 per share, which is the offering price of our shares, less the associated selling commission and the dealer manager fee and estimated organization and offering expenses other than the annual distribution and stockholder servicing fees. Once our board of directors approves an estimated net asset value per share, the price for the repurchase of shares shall be equal to the then-current estimated net asset value per share. These prices may not accurately represent the current value of our assets per share of our common stock at any particular time and may be higher or lower than the actual value of our assets per share at such time. Accordingly, when we repurchase shares of our common stock, the actual value of the shares that we repurchase may be less than the price that we pay, and the repurchase may be dilutive to our remaining stockholders. Moreover, until we announce an estimated net asset value per share of our common stock, shares received as a stock dividend will be redeemed at the then-current “net investment amount” of our shares disclosed in this prospectus, even though we received no consideration for the shares.

We could be negatively impacted by cybersecurity attacks.

We, and our operating businesses, may use a variety of information technology systems in the ordinary course of business, which are potentially vulnerable to unauthorized access, computer viruses and cyber attacks, including cyber attacks to our information technology infrastructure and attempts by others to gain access to our propriety or sensitive information, and ranging from individual attempts to advanced persistent threats. The procedures and controls we use to monitor these threats and mitigate our exposure may not be sufficient to prevent cybersecurity incidents. The results of these incidents could include misstated financial data, theft of trade secrets or other intellectual property, liability for disclosure of confidential customer, supplier or employee information, increased costs arising from the implementation of additional security protective measures, litigation and reputational damage, which could materially adversely affect our financial condition, business and results of operations. Any remedial costs or other liabilities related to cybersecurity incidents may not be fully insured or indemnified by other means.

This is a “blind pool” offering and you will not have the opportunity to evaluate our future investments prior to purchasing shares of our common stock.

Neither we nor our advisor has presently acquired or contracted to acquire any real property, debt or other investments. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our future investments that we have not yet identified prior to purchasing shares of our common stock. You must rely on our advisor and our board of directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. We may invest in any asset classes, including those that present greater risk than real estate in the seniors housing, medical office building, acute care and post-acute care facility sectors. Because you cannot evaluate our future investments in advance of purchasing shares of our common stock, a “blind pool” offering may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

This is a “best efforts” offering and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make which could negatively impact your investment in shares of our common stock.

This offering is being made on a “best efforts” basis, whereby the broker-dealers participating in the offering are only required to use their best efforts to sell shares of our common stock and have no firm commitment or obligation to purchase any of the shares of our common stock. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a diversified portfolio. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to make distributions could be adversely affected. If we are unable to raise substantially more than the minimum offering amount of $2,000,000, we will be thinly capitalized and will make fewer investments in properties, and will more likely focus on making investments in loans and real estate-related entities, resulting in less diversification in terms of the number of investments owned, the geographic regions in which our property investments are located and the types of investments that we make. As a result, the likelihood increases that any single investment’s poor performance would materially affect our overall investment performance.

Amendment to our Advisory Agreement

The following disclosure will replace the similar disclosure regarding disposition fees in the section of the prospectus entitled “Prospectus Summary” and all similar disclosure in the prospectus.

On February 10, 2017, we, our operating partnership and our advisor agreed to lower the disposition fee in our advisory agreement. As amended, if our advisor, its affiliate or related party provides a substantial amount of services, as determined in good faith by a majority of the independent directors, we will pay the advisor, affiliate or related party a disposition fee in an amount equal to (a) 1% of the gross market capitalization of the Company upon the occurrence of a listing of our common stock on a national securities exchange, or 1% of the gross consideration paid to the Company or the stockholders upon the occurrence of a liquidity event as a result of a merger, share exchange or acquisition or similar transaction involving the Company or the operating partnership pursuant to which the stockholders receive for their shares, cash, listed securities or non-listed securities, or (b) 1% of the gross sales price upon the sale or transfer of one or more assets (including a sale of all of our assets). Even if our advisor receives a disposition fee, we may still be obligated to pay fees or commissions to another third party. However, when a real estate or brokerage fee is payable in connection with a particular transaction, the amount of the disposition fee paid to our advisor or its affiliates, as applicable, when added to the sum of all real estate or brokerage fees and commissions paid to unaffiliated parties, may not exceed the lesser of (i) a competitive real estate or brokerage commission or (ii) an amount equal to 6% of the gross sales price. Notwithstanding the foregoing, upon the occurrence of a transaction described in clause (a) above or the sale of all of our assets, in no event shall the disposition fee payable to our advisor exceed 1% of the gross market capitalization of the Company or the gross sales price as calculated in accordance with our advisory agreement in connection with the applicable transaction. In the event of a sale of all of our assets or the sale or transfer of the Company or a portion thereof, we will have the option to pay the disposition fee in cash or in listed equity securities, if applicable, or non-listed equity securities, if applicable, received by our stockholders in connection with the transaction. No disposition fee will be paid to our advisor in connection with the sale by us or our operating partnership of securities which we hold as investments; provided, however, a disposition fee in the form of a usual and customary brokerage fee may be paid to an affiliate or related party of our advisor if, at the time of such payment, such affiliate or related party is a properly registered and licensed broker-dealer (or equivalent) in the jurisdiction in which the securities are being sold and has provided substantial services in connection with the disposition of the securities.

Renewal of our Advisory Agreement

On February 10, 2017, we, our operating partnership and our advisor agreed to renew the advisory agreement, as amended, for an additional one-year term expiring March 2, 2018.

Expense Support and Restricted Stock Agreement

The following disclosure replaces the disclosure found in the “The Advisor and the Advisory Agreement—The Advisory Agreement—Expense Support and Restricted Stock Agreement” section of the prospectus, and all similar disclosure.

On May 9, 2016, we entered into an amended and restated expense support and restricted stock agreement with our advisor, pursuant to which the advisor has agreed to accept payment in the form of forfeitable restricted Class A shares of our common stock in lieu of cash for services rendered, in the event we do not achieve established distribution coverage targets. On February 10, 2017, we entered into a first amendment to the amended and restated expense support and restricted stock agreement. As the agreement is amended, the amount of such expense support will be equal to the positive excess, if any, of (a) the aggregate cash distributions paid to a stockholder in an applicable year, but only to the extent such distributions do not exceed, in the aggregate, an annualized 4% of the weighted average most recent public offering price for each share class or weighted average of the Company’s board of directors most recent determination of estimated net asset value per share for each share class of the Company’s common stock, if the Company’s board of directors has made such a determination, over (b) our aggregate MFFO for such period determined on a cumulative basis (the “Expense Support Amount”). MFFO shall mean “modified funds from operations” as defined in our most recent Quarterly Report on Form 10-Q or Annual Report on Form 10-K filed with the Commission, and for purposes of the amended and restated expense support and restricted stock agreement, as amended, only, adjusted to exclude all development asset operating losses, interest expense and any other expenses, to the extent by which such losses exceed revenues, until the first full calendar quarter that is 18 months following the time when such development asset in its entirety is placed in service. The number of shares of restricted stock granted to the advisor in lieu of the payment of fees in cash will be determined by dividing the Expense Support Amount for the preceding year by the board’s most recent determination of net asset value per share of the Class A shares, if the board has made such a determination, or otherwise the most recent public offering price per Class A share. The term of the agreement will continue through March 2, 2018 with successive one-year terms thereafter subject to the right of either party to terminate the agreement upon 30 days’ prior written notice. If the agreement is terminated, the Expense Support Amount and number of restricted shares shall be calculated on a pro rata basis with respect to the completed quarter during the year of termination. The expense support arrangements could result in the advisor and its affiliates receiving more compensation than they may otherwise have received if the liquidation value of the Company results in proceeds to them greater than the fee they otherwise waived.

The restricted stock will vest immediately prior to or upon the occurrence of a Liquidity Event only to the extent by which (A) the sum of (i) the consideration received by our stockholders or other value attributable to our common stock held by stockholders as a result of the Liquidity Event plus (ii) total distributions to common stockholders from our inception until the Liquidity Event exceeds (B) the sum of (i) the amount paid for our common stock which is outstanding (without deduction for organization and offering expenses, but including deduction for amounts paid to redeem shares under our redemption plan) (“Invested Capital”), and (ii) the amounts required to pay our stockholders a 6% cumulative, non-compounded annual priority return on Invested Capital (the “Incentive Fee Priority Return”). For the purposes of computing the vesting of restricted stock as described above, “Invested Capital” excludes any Invested Capital relating to restricted stock issued to the advisor, and “stockholders” excludes the advisor as it relates to the Advisor’s restricted stock. For purposes of determining the number of shares of restricted stock that vest in the event that the hurdle described above is met, each vested share of restricted stock shall be deemed to have a value equal to the consideration received by our stockholders or other value attributable to our common stock held by stockholders as a result of the Liquidity Event per common share.

In the event the Company terminates the advisory agreement without cause prior to the occurrence of a Liquidity Event, the restricted stock will vest upon termination of the advisory agreement only to the extent by which (A) the sum of (i) the most recent net asset value of our outstanding shares of common stock plus (ii) total distributions to common stockholders from our inception until the termination exceeds (B) the sum of (i) Invested Capital and (ii) the Incentive Fee Priority Return. For purposes of determining the number of shares of restricted stock that vest in the event that the hurdle described above is met, each vested share of restricted stock shall be deemed to have a value equal to the board’s most recent determination of net asset value per share of the Class A common shares. If the board of directors has not determined a net asset value per share at the time of such a termination, then the reimbursement will be calculated and made on the earlier of the board of directors’ determination of a net asset value per share or a Liquidity Event, pursuant to the relevant terms in this paragraph or the paragraph above. The restricted stock shall be immediately and permanently forfeited if the Company terminates the advisory agreement with cause or the advisor terminates the advisory agreement without good reason. If the advisor terminates the advisory agreement with good reason, the restricted stock shall remain outstanding pending a Liquidity Event as described in the paragraph above.

Investment Objectives And Policies

The following disclosure supersedes and replaces the fourteenth paragraph in the section of the prospectus entitled “Investment Objectives and Policies—Investment Policies.”

At the discretion of the investment committee of our advisor and with the approval of our board of directors, we additionally may invest in other income-oriented real estate assets, securities and investment opportunities that are otherwise consistent with our investment objectives and policies. However, we will limit our investments outside of the seniors housing, medical office building, acute care and post-acute care facility sectors, including stabilized, value add and development properties, to not more than 25% of the aggregate offering after the investment of substantially all of the offering proceeds. We seek to grow your invested capital by targeting sectors in which we believe there is a potential for growth as a result of recent market conditions, demographic trends and competitive factors such as the balance of supply and demand and high barriers to entry. We expect that certain of our acquisitions will feature characteristics that are common to more than one of the target sectors and asset classes that we have identified.

Estimated Net Asset Value Per Share

The following disclosure supersedes and replaces the corresponding disclosure in the section of the prospectus entitled “Description of Capital Stock—Valuation Policy,” and all similar disclosure throughout the prospectus.

Pursuant to an amendment to NASD Rule 2340 that took effect on April 11, 2016, we anticipate that our board of directors will approve an estimated net asset value per share no later than 150 days after July 11, 2018, the second anniversary of the date on which we broke escrow in this offering, which will be published in an Annual Report on Form 10-K, a Quarterly Report on Form 10-Q and/or a Current Report on Form 8-K with the Commission.

Plan of Distribution

The following paragraph is added to the end of the section of the prospectus entitled “Plan of Distribution—Compensation Paid for Sales of Shares—Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares).”

With respect to certain sales of Class T shares, we may agree that the dealer manager may permit broker-dealers to reallocate a portion of the dealer manager fee to a selling commission, without changing the aggregate selling commission and dealer manager fee paid. Throughout this prospectus, we describe the maximum selling commissions and dealer manager fees assuming that such a reallocation has not occurred.

The following paragraph replaces the penultimate paragraph in the “Plan of Distribution—Certain Benefit Plan Considerations” section of the prospectus.

On April 8, 2016, the DOL issued a final regulation that modifies the definition of a “fiduciary” under ERISA. When the final regulation becomes effective, a routine solicitation directed to an IRA, an ERISA Plan participant or beneficiary, or to certain smaller ERISA Plans will be characterized as a “recommendation” that will result in fiduciary status for the person or entity making the solicitation. In the absence of an exemption, an investment made in response to such a solicitation would be a prohibited transaction. To accommodate continued sales of investments to these IRAs and ERISA Plans, the DOL also issued new and modified prohibited transaction exemptions when it issued the final regulation. The final regulation and the related exemptions were originally scheduled to apply for investment transactions on and after April 10, 2017, but the final regulation has been recommended for reconsideration pursuant to executive order. The final regulation and the accompanying exemptions are complex, implementation may be further delayed, and the final regulation remains subject to potential further revision prior to implementation. The final regulation and exemptions should not apply to investments in our shares made prior to the date of implementation. The final regulation could have a negative effect on the marketing of investments in our shares to such plans or accounts. The final regulation and the accompanying exemptions are complex, and ERISA Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development.

The following disclosure supplements the section of the prospectus entitled “Plan of Distribution.”

Our sponsor, our advisor and their affiliates may purchase shares in this public offering and reallow them (other than those counted toward meeting the minimum offering requirement) to their employees through awards granted as part of a long-term equity compensation program.

Shares Owned by Our Advisor

The following disclosure replaces the second paragraph under “The Advisor and the Advisory Agreement” and updates all similar disclosure throughout the prospectus.

Our advisor currently owns 272,545 Class A shares of our common stock. Neither our advisor, any director nor any of their affiliates may vote or consent on matters submitted to the stockholders regarding removal of our advisor, directors or any of their affiliates or any transaction between us and any of them. To the extent permitted by the MGCL, in determining the requisite percentage interest of shares of common stock necessary to approve a matter on which our advisor, our directors and any of their affiliates may not vote or consent, any shares of common stock owned by any of them will not be included.

Organizational Chart

The following disclosure replaces the organizational chart in the section of the prospectus entitled “Prospectus Summary—Conflicts of Interest.”

Mr. James M. Seneff, Jr.
Owns 100%
CNL Holdings, LLC
Owns 100%
CNL Financial Group, LLC
(Sponsor)
Owns 100% Controlling Interest
CFG I, Inc.
CFG XII, Inc.
Owns 100%
Owns 100%
CNL Financial Group, Inc.
CHP II Advisors, LLC
(Advisor)
Owns 100%
CNL Capital Markets Corp.
Owns 100%
CNL Securities Corp.
Investor relations and other administrative services
Acquisition, asset management, legal/regulatory, administrative and advisory services
Securities sales
CNL Healthcare Properties II, Inc.
(Maryland)
We are principally owned by public investors. Ownership is represented by shares of common stock.
Owns 100%
CHP II GP, LLC
(Delaware)
1% GP Interest
99% LP Interest
CHP II Partners, LP
(Operating Partnership)
(Delaware)

(1)	Please see the disclosure below under “—Compensation of Our Advisor and Its Affiliates” for a description of the compensation, reimbursements and distributions we contemplate paying to our advisor, our dealer manager and other affiliates in exchange for services provided to us.

Security Ownership Table

The following disclosure replaces footnote (2) of the table in the section of the prospectus entitled “Security Ownership.”

(2)	Represents shares held of record by our advisor, CHP II Advisors, LLC, which is an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff.

Distributions Authorized and Paid

Cash Distributions

The following table details our cash distributions per share and our total cash distributions paid, including distribution reinvestments, for the year ended December 31, 2016:

	Cash Distributions per Share (1)			Cash Distributions Paid (2)			Cash Flows Used in Operating Activities (3)
Periods	Class A Share	Class T Share	Class I Share	Total Cash Distributions Declared (2)	Distribution Reinvestments	Cash Distributions net of Distribution Reinvestments
2016 Quarters

Third	$0.0700	$0.0700	$0.0700	$20,662	$—	$20,662	$(128,324)
Fourth	0.1050	0.0833	0.1050	36,699	3,343	33,356	(166,243)

Year	$0.1750	$0.1533	$0.1750	$57,361	$3,343	$54,018	$(294,567)

FOOTNOTES:

(1)	Our board of directors authorized monthly cash distributions on the outstanding shares of all classes of our common stock, beginning in August 2016 and continuing each month through December 2016, in monthly amounts equal to $0.0350 per share, less class-specific expenses with respect to each class.
(2)	Represents the total cash distributions declared, the amount of proceeds used to fund cash distributions and the amount of distributions reinvested in additional shares through our distribution reinvestment plan.
(3)	For the year ended December 31, 2016, our net loss was approximately $0.3 million while cash distributions and stock dividends declared and issued were approximately $57,000 and 3,000 shares, respectively. For the year ended December 31, 2016, 100% of the cash distributions paid to stockholders were considered to be funded with Other Sources and were considered a return of capital to stockholders for federal income tax purposes.

From inception through December 31, 2016, we paid cumulative cash distributions of approximately $57,000 and our cumulative net loss during the same period was approximately $0.3 million. To the extent that we pay distributions from sources other than cash flows from operating activities, we will have less funds available for operations and new investments, the overall return to our stockholders may be reduced and subsequent investors may experience dilution.

Stock Dividends

The following table details our stock dividends for the year ended December 31, 2016:

Period	Stock Dividends Declared(1)	Total Shares Issued(2)

Third Quarter 2016	1,110 shares	1,110 shares

Fourth Quarter 2016	2,108 shares	2,108 shares

FOOTNOTES:

(1)	Our board of directors authorized monthly stock dividends on the outstanding shares of all classes of our common stock, beginning in August 2016 and continuing each month through December 2016, in the amount of 0.001881250 shares of common stock per month
(2)	Stock dividends are issued in the same class of shares as the shares on which the stock dividend was declared.

Our board of directors declared a monthly cash distribution of $0.0350 and a monthly stock dividend of 0.001881250 shares on each outstanding share of common stock on January 1, 2017, February 1, 2017 and March 1, 2017. These cash distributions and stock dividends are to be paid and distributed by March 31, 2017.

Tax Treatment of Stock Dividends

We will not issue stock dividends on the same date that cash distributions are paid. Although not free from doubt, we believe that any stock dividends should be tax-free transactions for U.S. federal income tax purposes under Section 305(a) of the Code, and the adjusted tax basis of each share of “old” and “new” common stock should be computed by dividing the adjusted tax basis of the old common stock by the total number of shares, old and new. The holding period of the common stock received in such non-taxable distribution is expected to begin on the date the taxpayer acquired the common stock on which such stock dividend is being made. Stockholders should consult their own tax advisors regarding the tax consequences of any stock dividends.

Redemption Plan

Our redemption plan contains numerous restrictions on your ability to redeem your shares. Among other restrictions, during each twelve month period, redemptions are limited to no more than 5% of the weighted average aggregate number of Class A, Class T and Class I shares of our common stock outstanding during such twelve month period. The aggregate amount of funds under the redemption plan will be determined on a quarterly basis in the sole discretion of our board of directors, and may be less than but shall not exceed the aggregate proceeds from the distribution reinvestment plan during that quarter. These restrictions may significantly limit your ability to have your shares redeemed pursuant to our redemption plan.

During the year ended December 31, 2016, we did not redeem any shares pursuant to our share redemption program. because no shares were submitted for redemption.

Our board of directors has the ability to amend, suspend or terminate the redemption plan with at least 10 business days’ advance notice to our stockholders. We may provide this notice by including such information in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the Commission, or in a separate mailing to our stockholders.

Fees Earned by and Expenses Reimbursable to our Advisor and our Dealer Manager

The fees payable to the Dealer Manager for the year ended December 31, 2016, and related amounts unpaid as of December 31, 2016 are as follows:

	Year ended	Unpaid amounts as of (1)
	December 31,	December 31,
	2016	2016
Selling commissions (2)	$97,022	$6,550
Dealer Manager fees (2)	99,883	5,823
Distribution and stockholder servicing fees (2)	157,225	154,733

	$354,130	$167,106

The expenses incurred by and reimbursable to the Company’s related parties for the year ended December 31, 2016, and related amounts unpaid as of December 31, 2016 are as follows:

	Year ended	Unpaid amounts as of (1)
	December 31,	December 31,
	2016	2016
Reimbursable expenses:
Operating expenses (3)	$206,868	$73,545

	$206,868	$73,545

FOOTNOTES:

(1)	The amount for the period presented does not include reimbursement payments to the advisor for services provided to us by our executive officers. Such reimbursement payments, if any, include components of salaries, benefits and other overhead charges.

Closing of Private Placement

Note Issuance

On August 1, 2016, our operating partnership issued to each of 125 separate investors a promissory note with a principal amount of $2,500 (each a “Note” and collectively the “Notes”). The purchase price for each Note was $2,500 per Note. In aggregate, we issued 125 Notes for $312,500. The operating partnership will pay interest on the Notes in the amount of $563.75 per annum per Note payable semi-annually in arrears. The Notes mature on June 30, 2046. Some or all of the Notes may be prepaid by the operating partnership at any time, in whole or in part, provided that (i) the operating partnership will pay on the date of such prepayment all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the second anniversary of the issue date of the Note, the operating partnership will pay on the date of such prepayment a one-time premium equal to $250 per Note. The operating partnership issued these Notes in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The Notes described above were offered through H&L Equities, LLC (“H&L”), a registered broker dealer and an affiliate of REIT Funding, LLC (“REIT Funding”). With respect to these Notes, a fee of approximately $20,476 was paid on our behalf by our advisor to REIT Funding (and our advisor reimbursed REIT Funding for certain expenses). From this fee, REIT Funding paid a brokerage commission of approximately $15,625 to H&L.

In connection with the issuance of the Notes, we also entered into an escrow agreement on August 1, 2016 with REIT Funding and Cushing, Morris, Armbruster & Montgomery, LLP as escrow agent. We placed $383,000 into escrow to be held as security to repay the principal of the Notes and two semi-annual interest payments, which funds shall be released back to us upon raising at least $10,000,000 in gross proceeds in this offering.

Share Issuance

On August 1, 2016, we issued to each of 125 separate investors the following: 67 Class A shares of common stock, 67 Class T shares of common stock and 67 Class I shares of common stock. The purchase price for all shares was $10.00 per share. In aggregate, we issued 25,125 shares for $251,250. We issued these shares of common stock in a private transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The equity securities described above were offered through H&L. With respect to these equity securities, a fee of approximately $16,463 was paid on our behalf by our advisor to REIT Funding (and our advisor reimbursed REIT Funding for certain expenses). From this fee, REIT Funding paid a brokerage commission of approximately $12,563 to H&L.

Change to our Independent Registered Certified Public Accounting Firm

The following disclosure supplements the section of the prospectus entitled “Experts.”

The audit committee of our board of directors (the “Audit Committee”), in accordance with sound corporate governance practices, issued a request for proposals (the “Audit RFP”) to provide us with the opportunity to review other auditing firms as prospective independent registered public accounting firms and to consider the benefits and detriments of changing independent registered public accounting firms. The Audit RFP was issued to several large public accounting firms in June 2016. PricewaterhouseCoopers LLP (“PwC”) previously served as the principal independent registered public accounting firm for us.

On July 26, 2016, the Audit Committee approved the dismissal of, and we dismissed PwC as our independent registered public accounting firm effective upon completion of the review of the interim financial information to be included in our Form 10-Q for the quarter ended June 30, 2016 and the filing of our Form 10-Q for the quarter ended June 30, 2016 (the “Effective Date”). On the same date, the Audit Committee appointed Ernst & Young LLP (“EY”) as our new independent registered public accounting firm effective as of the Effective Date.

We were organized on July 10, 2015. PwC was initially engaged as our independent registered public accounting firm on July 27, 2015. The reports of PwC regarding our consolidated balance sheets as of July 17, 2015 and December 31, 2015 contained no adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from July 27, 2015 through December 31, 2015 and the subsequent interim period from January 1, 2016 through July 26, 2016, we did not (i) have any disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its report on our consolidated balance sheets, or (ii) experience any reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The disclosures above were originally made in a Current Report on Form 8-K filed by us with the Commission on August 1, 2016 (the “Form 8-K”). We provided PwC with a copy of the disclosures in the Form 8-K and requested that PwC furnish us with a letter addressed to the Commission stating whether or not PwC agreed with the above statements and, if not, stating the respects in which it did not agree. A copy of the letter, dated August 1, 2016, furnished by PwC in response to that request, was filed as Exhibit 16.1 to the Form 8-K and has been filed as an exhibit to the registration statement for this offering.

During the fiscal year ended December 31, 2015 and the period from January 1, 2016 through July 26, 2016, neither we, nor anyone acting on our behalf, consulted with EY regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on our consolidated financial statements, and EY did not provide either a written report or oral advice to us that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Management

The following disclosure updates the section entitled “Management – Directors and Executive Officers” and all related disclosure throughout the prospectus.

On August 23, 2016, our board of directors appointed Tracey B. Bracco, age 37, to serve as our general counsel and secretary, effective as of August 23, 2016. In connection with Ms. Bracco’s appointment, Holly J. Greer, who has served as our general counsel, senior vice president and secretary since January 2016, resigned as general counsel and secretary, effective as of August 22, 2016.

The following is a summary of Ms. Bracco’s business experience and other biographical information:

Tracey B. Bracco, General Counsel, Vice President and Secretary. Ms. Bracco has served as our general counsel and secretary since August 23, 2016 and as our vice president since January 2016. Ms. Bracco previously served as our assistant general counsel and assistant secretary from January 2016 until August 2016. She has also served as vice president of our advisor since its inception on July 9, 2015. Ms. Bracco has served as deputy general counsel, real estate of CNL Financial Group Investment Management, LLC since March 2016, and previously served as assistant general counsel (April 2013 to March 2016), where she oversees the non-traded real estate investment trusts, as well as supervising the acquisition and asset management functions relating to fund management for CNL. Ms. Bracco has served as assistant general counsel and vice president of CNL Healthcare Properties, Inc., a public-non-traded REIT, since June 2014 and as assistant secretary since March 2013. Ms. Bracco has also served as vice president of CNL Healthcare Corp., the advisor to CNL Healthcare Properties, Inc., since November 2013. Ms. Bracco has served as assistant general counsel and assistant secretary of CNL Lifestyle Properties, Inc., a public, non-traded REIT, since June 2014 and as vice president since March 2013. Ms. Bracco has also served as vice president of its advisor, CNL Lifestyle Advisor Corporation, since November 2013. Prior to joining CNL Lifestyle Properties, Inc., Ms. Bracco spent six years in private legal practice, primarily at the law firm of Lowndes, Drosdick, Doster, Kantor & Reed, P.A., in Orlando, Florida. Ms. Bracco is licensed to practice law in Florida and is a member of the Florida Bar Association and the Association of Corporate Counsel. She received a B.S. in Journalism from the University of Florida and her J.D. from Boston University School of Law.

The following disclosure replaces the biographies of Thomas K. Sittema and Stephen H. Mauldin in the section of the Prospectus entitled “Management – Directors and Executive Officers.”

Thomas K. Sittema, Director and Chairman of the Board. Mr. Sittema has served as our chairman of the board since November 2015 and as our director since our inception on July 10, 2015. He has served as chief executive officer of our advisor since its inception on July 9, 2015. Mr. Sittema also serves as chairman of the board of CNL Healthcare Properties, Inc., a public, non-traded REIT, since June 2016 and as a director since April 2012. He served as vice chairman of the board of CNL Healthcare Properties, Inc. from April 2012 to August 2016 and chief executive officer from September 2011 to April 2012. Mr. Sittema has served as chief executive officer of the advisor of CNL Healthcare Properties, Inc. since September 2011. Mr. Sittema has also served as vice chairman of the board of directors and a director of CNL Lifestyle Properties, Inc. since April 2012. He served as chief executive officer of CNL Lifestyle Properties, Inc. from September 2011 to April 2012, and has served as chief executive officer of its advisor since September 2011. Mr. Sittema has served as chief executive officer of CNL (January 2011 to present) and as president (August 2013 to present) and previously served as vice president (February 2010 to January 2011). He has also served as chief executive officer and president of CNL Financial Group, LLC, our sponsor, since August 2013 and has served as chief executive officer and a director of an affiliate of CNL (October 2009 to present) and president (August 2013 to present). Mr. Sittema has served as chairman of the board and a director since October 2010, and as chief executive officer since September 2014 of Corporate Capital Trust, Inc., a non-diversified, closed-end management investment company that has elected to be regulated as a business development company. Since August 2014, Mr. Sittema has served as chief executive officer, chairman of the board and a trustee of Corporate Capital Trust II, another non-diversified, closed-end management investment company that has elected to be regulated as a business development company. Since August 2016, Mr. Sittema has served as chairman of the board of CNL Growth Properties, Inc., a public, non-traded REIT, and he previously served as president (September 2014 to March 2016) and as chief executive officer (September 2014 to August 2016). Mr. Sittema has served as president and chief executive officer of the advisor of CNL Growth Properties, Inc. since September 2014. Mr. Sittema also served as chief executive officer and president of Global Income Trust, Inc., another public, non-traded REIT, from September 2014, until its dissolution in December 2015, and has served as chief executive officer and president of its advisor since September 2014. Mr. Sittema holds various other offices with other CNL affiliates. Mr. Sittema has served in various roles with Bank of America Corporation and predecessors, including NationsBank, NCNB and affiliate successors (1982 to October 2009). Most recently, while at Bank of America Corporation Merrill Lynch, he served as managing director of real estate, gaming, and lodging investment banking. Mr. Sittema joined the real estate investment banking division of Banc of America Securities at its formation in 1994 and initially assisted in the establishment and build-out of the company’s securitization/permanent loan programs. He also assumed a corporate finance role with the responsibility for mergers and acquisitions, or M&A, advisory and equity and debt capital raising for his client base. Throughout his career, Mr. Sittema has led numerous M&A transactions, equity offerings and debt transactions including high grade and high-yield offerings, commercial paper and commercial mortgage-backed security conduit originations and loan syndications. Mr. Sittema is a member, since February 2013, of the board of directors of Crescent Holdings, LLC. Mr. Sittema became chairman of the Investment Program Association in 2016. Mr. Sittema received his B.A. in business administration from Dordt College, and an M.B.A. with a concentration in finance from Indiana University.

As a result of these professional and other experiences, Mr. Sittema possesses particular knowledge of real estate acquisitions, ownership and dispositions, which strengthens the board of directors’ collective knowledge, capabilities and experience.

Stephen H. Mauldin, Director, Vice Chairman of the Board, Chief Executive Officer and President. Mr. Mauldin has served as our director and vice chairman of the board since November 2015 and as our chief executive officer and president since our inception on July 10, 2015. He has served as chief operating officer of our advisor since its inception on July 9, 2015. He also has served as president of each of CNL Healthcare Properties, Inc., a public, non-traded REIT, and its advisor since September 2011, chief executive officer of CNL Healthcare Properties, Inc. (since April 2012) and chief operating officer of each of CNL Healthcare Properties, Inc. (September 2011 to April 2012) and its advisor (September 2011 to present). He also has served as president since

September 2011 of each of CNL Lifestyle Properties, Inc., a public-non-traded REIT, and its advisor, CNL Lifestyle Advisor Corporation, chief executive officer of CNL Lifestyle Properties, Inc. (since April 2012), and was the chief operating officer of each of CNL Lifestyle Properties, Inc. (September 2011 to April 2012) and its advisor (September 2011 to present). Mr. Mauldin has served as chief executive officer of CNL Growth Properties, Inc., a public, non-traded REIT since August 2016 and has served as president since March 2016. Prior to joining us, Mr. Mauldin most recently served as a consultant to Crosland, LLC, a privately held real estate development and asset management company headquartered in Charlotte, North Carolina, from March 2011 through August 2011. He previously served as their chief executive officer, president and a member of their board of directors from July 2010 until March 2011. Mr. Mauldin originally joined Crosland, LLC in 2006 and served as its chief financial officer from July 2009 to July 2010 and as president of Crosland’s mixed-use and multi-used development division prior to his appointment as chief financial officer. Prior to joining Crosland, LLC, from 1998 to June 2006, Mr. Mauldin was a co-founder and served as a partner of Crutchfield Capital, LLC, a privately held investment and operating company with a focus on small and medium-sized companies in the southeastern United States. From 1996 to 1998, Mr. Mauldin held various positions in the capital markets group and the office of the chairman of Security Capital Group, Inc., which prior to its sale in 2002, owned controlling interests in 18 public and private real estate operating companies (eight of which were NYSE-listed) with a total market capitalization of over $26 billion. Mr. Mauldin graduated with a B.S. in finance from the University of Tampa and received an M.B.A. with majors in real estate, finance, managerial economics and accounting/information systems from the J.L. Kellogg Graduate School of Management at Northwestern University.

As a result of these professional and other experiences, Mr. Mauldin possesses particular knowledge of real estate investment, including acquisition, development, financing, operation, and disposition, which strengthens the board of directors’ collective knowledge, capabilities and experience.

Management’s Discussion And Analysis of Financial Condition and Results of Operations

The following disclosure is the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the period ended December 31, 2016.

Overview

CNL Healthcare Properties II, Inc. is a Maryland corporation that incorporated on July 10, 2015 and intends to qualify as a REIT for U.S. federal income tax purposes beginning with the year ending December 31, 2017 or the first year in which we commence material operations.

We are externally managed and advised by CHP II Advisors, LLC (our “Advisor”). Our Advisor is responsible for managing our day-to-day affairs and for identifying and making acquisitions and investments on our behalf. We had no operations prior to the commencement of this offering (the “Offering,” the primary portion of which is defined herein as our “Primary Offering” and the distribution reinvestment plan portion of which is defined herein as our “Reinvestment Plan”).

Our investment focus is on acquiring a diversified portfolio of healthcare real estate or real estate-related assets, primarily in the United States, within the seniors housing, medical office, post-acute care and acute care asset classes. The types of seniors housing that we may acquire include active adult communities (age-restricted and age-targeted housing), independent and assisted living facilities, continuing care retirement communities, and memory care facilities. The types of medical office properties that we may acquire include medical office buildings, specialty medical and diagnostic service facilities, surgery centers, outpatient rehabilitation facilities, and other facilities designed for clinical services. The types of post-acute care facilities that we may acquire include skilled nursing facilities, long-term acute care hospitals and inpatient rehabilitative facilities. The types of acute care facilities that we may acquire include general acute care hospitals and specialty surgical hospitals. We view, manage and evaluate our portfolio homogeneously as one collection of healthcare assets with a common goal of maximizing revenues and property income regardless of the asset class or asset type.

We are committed to investing the proceeds of our Primary Offering through strategic investment types aimed to maximize stockholder value by generating sustainable cash flow growth and increasing the value of our healthcare assets. We generally expect to lease seniors housing properties to wholly-owned TRS entities and engage independent third-party managers under management agreements to operate the properties as permitted under RIDEA structures; however, we may also lease our properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, post-acute care and acute care properties will be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, we expect most investments will be wholly owned, although, we may invest through partnerships with other entities where we believe it is appropriate and beneficial. We expect to invest in a combination of stabilized assets, new property developments and properties which have not reached full stabilization. Finally, we also may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. We generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants us a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

Pursuant to the terms of our Primary Offering, offering proceeds were held in escrow until we met the minimum offering amount of $2.0 million. We broke escrow in our Primary Offering effective July 11, 2016 through the sale of 250,000 Class A shares to our Advisor for $2.5 million, which was sufficient to satisfy the minimum offering amount in all states where we are conducting our public offering except Ohio, Pennsylvania and Washington.

Market Opportunities and Trends

We believe that medical care will continue to grow rapidly and steadily for two basic reasons—it is an essential human service for an aging demographic and it is heavily supported by the government. These factors may result in healthcare-related property investments potentially experiencing less economic volatility than other sectors.

In addition, there are indications that significant opportunities for consolidation exist in the seniors housing and healthcare facility sectors, which we believe will create value as our portfolio grows and achieves scale through asset aggregation. A Bank of America Merrill Lynch Global Research Report entitled “Healthcare REITs: a defensive play on aging demographics” dated September 24, 2013 (the “BofA Report”) estimates that the total value of healthcare-related real estate ranges from $700 billion to over $1 trillion, with REIT ownership accounting for only about 14% of the total. This continued ownership fragmentation of the healthcare property industry provides adequate opportunity for growth through consolidation opportunities. The specific trends and characteristics unique to the healthcare sector and the asset classes on which we focus are described in greater detail below.

Demand Drivers for Healthcare Property

The primary drivers behind demand for seniors housing, medical office, acute care and post-acute care properties are the aging of the U.S. population and growth in national healthcare expenditures.

Expanded Healthcare Insurance Coverage. As the U.S. population over the age of 65 increases, more Americans become entitled to Medicare to cover their increasing healthcare needs and related costs. In addition, under The Patient Protection and Affordable Care Act (the “Affordable Care Act”) and other legislation, healthcare insurance coverage has expanded in recent years to cover more of the non-elderly, lower income populations. According to the National Center for Health Statistics, less than 9 percent of the population did not have health insurance coverage at the beginning of 2016, down from 16 percent at the time the Affordable Care Act passed in 2010. The resulting expansion of U.S. healthcare insurance coverage has created an increase in demand for healthcare services and healthcare facilities of all types. There is a risk however that the Affordable Care Act could be repealed in the future and may be replaced with new legislation, the effects of which are unknown at this time. The impact of repealing existing legislation, or introducing new legislation, could materially increase the uninsured population in the U.S. who are not able to obtain or afford health insurance coverage. We believe efforts to preserve and increase access to care will remain a primary focus of the new administration.

The Aging of America. According to a December 2014 report of the U.S. Census Bureau, 12,000 people in the United States will turn 65 every day until 2060. Most recent US Census Bureau projections (as of December 2014) estimate that by 2060, 98 million Americans , or 23.6% of the U.S. population, will be 65 years or older, compared to 14.9% of the population in 2015, an anticipated increase of 105% in the senior population between 2015 and 2060. The graph below depicts the projected increase in the size of the senior population in the United States over time based upon national population projections by the U.S. Census Bureau:

Source: US Census Bureau, December 2014

Disability is defined under the ADA as a substantial limitation in a major life activity. Research indicates that age is positively correlated with the presence of a physical disability, and the oldest people have the highest levels of both physical and cognitive disabilities. With the increasing age of the U.S. population, the healthcare system faces an increase in the population with age-related physical and cognitive disabilities, which require increased supportive health care services as well as housing options for older adults. Additionally, we expect an increased demand for healthcare facilities providing physician and ancillary care services for such disabilities.

Rising Healthcare Expenditures. The rise in the aging population, the expansion of U.S. healthcare insurance coverage through Medicare or other means, and medical technology innovations contribute to increasing healthcare expenditures. National healthcare spending is projected to increase from approximately 16 percent of the gross domestic product (GDP) in 2013 to approximately 25 percent by 2040 according to “The 2015 Long-Term Budget Outlook”, produced by the Congressional Budget Office in June 2015.

The following graph depicts the projected rise in the national healthcare expenditures in the U.S. between 2000 and 2025:

Source: 1-“National Health Expenditure Projections 2015-2025,” The Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group. 2-GDP Projections from “An Update to the Budget and Economic Outlook: 2016-2026”, Congressional Budget Office, August 2016.

As Americans age, they spend more on healthcare. The following graph depicts the increase in average annual per capita spending by Americans on healthcare as they age:

Source: “Health Expenditures by Age and Gender,” The Centers for Medicare & Medicaid Services, 2012.

Seniors Housing and Post-Acute Care Supply and Demand

Demographics and Existing Units. According to a National Center for Health Statistics report entitled “Health: United States, 2015” dated May 2016, individuals who are 65 years old in 2014 can expect to live, on average, an additional 19.3 years, up from an average of 13.9 additional years for those aged 65 in 1950 – a net gain of 5.4 years. Americans 65 years and older have longer life expectancies than the elderly did in the past and will therefore need additional housing options to accommodate their special needs as they age. Demand for seniors housing options is currently outpacing the existing supply of seniors housing units. According to the ASHA Special Issue Brief: A Projection of Demand for Market Rate U.S. Seniors Housing 2015–2040, American Seniors Housing Association, Winter 2016, the projected annual demand growth for seniors housing will increase as “baby boomers” pass the over-75 age-threshold after 2020, increasing from the level of 25,000 units per year from 2015 to 2020 to a demand of 92,000 units per year from 2025 to 2030. The ASHA Special Issue Brief projects that approximately 1.8 million senior living units need to be constructed by 2040 to accommodate aging Americans at the same market penetration rate encountered today.

Source: A Projection of Demand for Market Rate U.S. Seniors Housing 2015–2040, American Seniors Housing Association, Winter 2016.

The supply growth of certain seniors housing asset classes over the last decade declined following a boom in seniors housing development in the 1990’s. Since 2008, there has been modest growth in the total national inventory of seniors housing units according to National Investment Center for Seniors Housing & Care (“NIC”) data, with a compound annual growth rate of 2.0% for seniors housing facilities as of the end of 2016. However, the number of new seniors housing units under construction is increasing. Muted supply growth has helped rental levels recover and occupancy improve despite a modest economic recovery. The following graph depicts seniors housing supply-demand trends for independent living and assisted living combined:

Source: National Investment Center for Seniors Housing & Care, NIC MAP Property Trend, Q4-2016

According to data from the NIC for the fourth quarter of 2016, overall seniors housing occupancy in the top 100 metropolitan statistical areas (“MSAs”) was 89.4%. As of the fourth quarter of 2016, occupancy was 3.1 percentage points above its cyclical low of 87.1% during the first quarter of 2010. In 2016, inventory of seniors housing units grew by 27,076 units. This growth in inventory has contributed to a decline in overall occupancy by 0.6 percentage points from year end 2015. We believe seniors housing development will remain at an acceptable level given the growth in aging demographics, and that sufficient demand exists to absorb the new development units over time.

Rise in the Prevalence of Alzheimer’s disease. According to a study funded by the Alzheimer’s Association and NIH/National Institute on Aging, the number of people in the U.S. with Alzheimer’s disease may nearly triple by 2050, straining our healthcare system and taxing the resources of caregivers. Barring the development of medical breakthroughs to prevent or slow the disease, approximately 13.8 million people age 65 and older are projected to have Alzheimer’s disease by 2050. The following graph depicts the projected rise in the number of senior population with Alzheimer’s disease in the U.S. broken down by three age groups.

Source: Hebert LE, Weuve J, Scherr PA, Evans DA. Alzheimer disease in the United States (2010-2050) estimated using the 2010 Census. .

According to a National Center for Health Statistics Data Brief dated November 2013, in 2010, approximately 42% of individuals living in residential care communities had Alzheimer’s disease or other forms of dementia. We believe that the projected rise in the incidence of Alzheimer’s disease creates a need for seniors housing options that address the specialized needs of Alzheimer’s and other dementia patients and their families, which often cannot be addressed in a traditional home setting.

Stronger U.S. Housing Market. As the broader economy recovers and the U.S. residential real estate market strengthens, it is widely believed that the demand for seniors housing will continue to grow as the “baby boomer” generation reaches retirement and transitions to active adult communities and other seniors housing facilities. Seniors often sell their homes and use the proceeds to pay rent in private-pay retirement communities creating a strong correlation between seniors housing demand and home prices. According to data from a December 2016 report from the Joint Center for Housing Studies of Harvard University (the “Joint Center Report”), the number of households headed by seniors will increase more than 60% over the next two decades. As the senior population ages into their late 70s and this segment of the population grows, they tend to seek more accessible and convenient living options. The Joint Center Report states the sheer growth in the older population will mean the number of renter households will expand from 6 to more than 11 million households over the next two decades. Overall, the share of renters will increase slightly, from 21 percent of older households in 2015 to 23 percent in 2035.

Seniors Housing and Post-Acute Care Asset Classes

Based on the above fundamentals and perceived trends, we may invest in or develop the following classes of seniors housing and post-acute care properties:

Seniors Housing Communities

Active Adult Communities. Active adult communities offer social and recreational-centered living in a setting that may include town homes, condominiums, cluster homes, manufactured housing, single family homes and multi-family housing. These communities are generally classified as either: (a) age-restricted communities that require at least one household member to be over the age of 55 in at least 80% of the occupied units; or (b) age-targeted communities that target adults age 55 or older with no explicit age restrictions. Residents typically lead independent, active lifestyles in a country club setting where they can take advantage of amenities such as a clubhouse, gathering center or recreational center that is the focal point of activities, and may include a golf course, walking trails, hobby centers or other recreational spaces. These communities are generally not equipped to provide increased care or health-related services.

Independent Living Facilities. Independent living facilities are age-restricted, multi-family rental or ownership (condominium) housing with central dining facilities that provide residents, as part of a monthly fee, meals and other services such as housekeeping, linen service, transportation, social and recreational activities.

Assisted Living Facilities. Assisted living facilities are usually state-regulated rental properties that provide the same services as independent living facilities, but also provide, in a majority of the units, supportive care from trained employees to residents who are unable to live independently and require assistance with activities of daily living. The additional services may include assistance with bathing, dressing, eating, and administering medications.

Continuing Care Retirement Communities. Continuing care retirement communities offer age-restricted seniors housing facilities with a combination of independent living lifestyle options for individuals who do not need constant physician or nursing supervision and assisted living or skilled nursing facilities available to residents on the same or adjacent property of the complex. This type of community generally offers a longer term contract for seniors that provides for housing, services and nursing care with varying payment plans that may include entrance fees and condominium or cooperative rental programs. In general, these properties provide residential living in an apartment-style building with services and dining usually on the main level. In addition, those in a campus-like setting of several acres may offer other individual multi-family homes and offer amenities that may be similar to those found in an active adult community.

Memory Care/Alzheimer’s Facilities. Those suffering from the effects of Alzheimer’s disease or other forms of memory loss need specialized care. Memory care/Alzheimer’s centers provide the specialized care for this population including residential housing and assistance with the activities of daily living.

Post-Acute Care Properties

Skilled Nursing Facilities. A skilled nursing facility generally provides the highest level of care for older adults outside of a hospital and also provides custodial care and assistance with the activities of daily living. Skilled nursing facilities differ from other seniors housing facilities in that they also provide a high level of medical care. A licensed physician supervises each patient’s care and a nurse or other medical professional is almost always on the premises. Skilled nursing care is available on site, usually 24 hours a day. Other medical professionals, such as occupational or physical therapists, are also available. This allows the delivery of medical procedures and therapies on site that would not be possible in other housing options.

Long-Term Acute Care Hospitals. Long-term acute care hospitals, or LTACHs, are certified as acute care hospitals, but focus on patients who, on average, stay more than 25 days. Many of the patients in LTACHs are transferred from a hospital-based intensive or critical care unit. LTACHs specialize in treating patients who may have more than one serious condition, but who may improve with time and care and eventually return home. Services provided in LTACHs typically include comprehensive rehabilitation, respiratory therapy, head trauma treatment and pain management.

Inpatient Rehabilitative Facilities. Inpatient rehabilitative facilities are licensed facilities that provide intensive rehabilitation programs to patients who typically have complex medical issues resulting from incidents of trauma or strokes. They focus on providing high levels of physical, occupational and speech therapy under the supervision of highly trained medical doctors, staff and therapists.

Medical Office Building and Acute Care Property Supply and Demand

Demographics and Existing Space. The increased demand for medical office buildings, acute care and post-acute care properties is also supported by an aging population and increased health insurance coverage. As Americans 65 years and older have longer life expectancies than in the past, their need for health related services is projected to increase the need for additional healthcare properties. In 2012, persons over age 65 were 14 percent of the U.S. population but accounted for 27 percent of physician visits in the U.S. According to the 2012 National Ambulatory Medical Care Survey, individuals over age 65 made an average of 5.9 visits to physicians’ offices in 2012, or 2.7 times the number of visits made by individuals under 45 years of age. The graph below depicts the average number of physicians’ visits in the U.S. by age group in 2012.

Source: CDC/NCHS, National Ambulatory Medical Care Survey, 2012

Evolution of the U.S. Healthcare Model. Rising healthcare costs create pressure within the healthcare industry to move from an inpatient to an outpatient delivery setting in order to provide service more efficiently and contain costs. The outpatient model of healthcare services results in declining hospital admissions and overnight stays with a focus toward performing certain procedures and diagnostic services in a more consumer-centric, cost-effective setting. According to the Urban Land Institute Report, almost 65% of all surgeries today do not require an overnight hospital stay, compared with only 16% of all surgeries in 1980. Technology advances are also driving patient demand for more medical services and the space in which to deliver them. The shift to outpatient surgeries also continues to be encouraged by technological advances that involve smaller incisions, improved anesthetics, less risk of infection and faster recoveries. The increase in outpatient procedures drives greater demand for medical office buildings and other healthcare properties in which such procedures can be performed.

The following graph depicts the increase in outpatient surgeries vs. inpatient surgeries in the United States under the new, evolving U.S. healthcare model:

Source: Trendwatch Chartbook 2016: American Hospital Association

Consumer-Driven Healthcare Model. Today’s patients often select their doctors based not only on the quality of care offered but also on the ease of access to such doctors. Hospitals are therefore expanding into community-based settings and encouraging large practices to open satellite offices. According to the “Medical Office Research Report” published by Marcus & Millichap in 2013, this bodes well for medical office building owners, as many providers, including physician practices affiliated with or owned by major health systems, will favor well-located, multi-tenant medical office buildings, particularly those with tenant rosters that promote cross-referrals. At the same time, however, some share of tenant demand will be diverted to storefront clinics and large ambulatory care centers.

Medical Office Buildings and Acute Care Property Asset Classes

Based on the increased numbers of insured Americans, increased healthcare visits by a growing, aging U.S. population and an evolving U.S. healthcare model driving a need for additional healthcare properties, we may invest in or develop the following classes of medical office buildings, acute care properties and other healthcare-related properties:

Medical Office Buildings. These properties include traditional medical office buildings, specialty medical and diagnostic service facilities, surgery centers, outpatient rehabilitation facilities and other facilities designated for clinical services. The buildings may be located on the campus of a hospital, adjacent to campus, or as a “hub and spoke” location whereby the hospital desires to establish a presence in a particular market. Medical office buildings may also be unaffiliated with a health system and could be multi-tenant or single-tenant in nature.

Acute Care Properties. These properties include specialty hospitals which are primarily or exclusively engaged in the care and treatment of patients having a cardiac or orthopedic condition or patients undergoing a surgical procedure. General acute care hospitals also fall within the category of acute care properties and offer a variety of services including operating and recovery rooms, imaging and diagnostic services, delivery and neonatal care, oncology services, clinical laboratory services, physical therapy and other outpatient services.

Other Healthcare-Related Properties

Other healthcare-related properties in which we believe there are opportunities based on current supply and demand factors are pharmaceutical and medical supply manufacturing facilities, laboratories, life-science and research facilities.

Liquidity and Capital Resources

General

Our primary source of capital is expected to be the net proceeds that we receive from our Offering. We will use such amounts for investments in properties and other permitted investments, as well as the payment or reimbursement of fees and expenses relating to the selection, acquisition and development of properties and other permitted investments. Generally, once we make investments, we expect to meet cash needs for items other than acquisitions from our cash flows from operations, and we expect to meet cash needs for acquisitions from net proceeds from our Offering and borrowings. However, until such time as we are fully invested, we may use proceeds from our Offering and/or borrowings to pay all or a portion of our operating expenses, distributions and debt service.

We intend to strategically leverage our real estate assets and use debt as a means of providing additional funds for the acquisition of properties and the diversification of our portfolio. Our ability to increase our diversification through borrowings could be adversely affected by credit market conditions, which could result in lenders reducing or limiting funds available for loans, including loans collateralized by real estate. We may also be negatively impacted by rising interest rates on any unhedged variable rate debt or the timing of when we seek to refinance existing debt. During times when interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. Potential future sources of capital include proceeds from collateralized or uncollateralized financings from banks or other lenders. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

The number of properties and other permitted investments we may acquire or make will depend on the number of shares sold through our Offering and the resulting net proceeds available for investment.

Sources of Liquidity and Capital Resources

Common Stock Subscriptions

For the year ended December 31, 2016, we received aggregate subscription proceeds of approximately $6.4 million (0.6 million shares), which includes approximately $251,250 (25,125 shares) of subscription proceeds received in connection with a private placement (“Private Placement”) and approximately $3,000 (300 shares) of subscription proceeds received pursuant to our Reinvestment Plan. For the year ended December 31, 2015, we received aggregate subscription proceeds of $200,000 (20,000 shares) from our Advisor prior to the commencement of the Offering.

During the period from January 1, 2017 through February 6, 2017, we received additional subscription proceeds of approximately $2.3 million (0.2 million shares). We expect to continue to raise capital under our Offering.

Borrowings

In August 2016, in connection with our Private Placement, we issued Notes to each of 125 separate investors for a total principal amount of $0.3 million. We owe interest on the Notes of approximately $70,000 per annum, which is payable semi-annually in arrears. The Notes mature on June 30, 2046. Some or all of the Notes may be prepaid at any time, in whole or in part, provided that (i) such prepayment include all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the second anniversary of the issue date of the Note, the operating partnership will pay on the date of such prepayment a one-time premium equal to approximately $31,000. In connection with the issuance of the Notes, we placed approximately $0.4 million into a third-party escrow account to be held as security to repay the principal of the Notes and two semi-annual interest payments, which funds shall be released back to us upon raising at least $10 million in gross proceeds in the Offering.

Uses of Liquidity and Capital Resources

Selling Commissions and Dealer Manager Fees

Under the terms of the Primary Offering, certain of our affiliates are entitled to receive selling commissions and dealer manager fees for certain share classes of our common, all or a portion of which may be reallowed to participating broker dealers. For the year ended December 31, 2016, we paid approximately $185,000 in selling commissions and dealer manager fees to affiliates of our sponsor related to the sale of our common stock.

In February 2017, our board of directors approved a second amendment and restatement to our articles, which relates to a proposed reduction in overall underwriting compensation to 8.5% of gross proceeds for each share class of common stock sold in our Primary Offering. The proposed modification to our charter will require stockholder approval at the special meeting of stockholders to be held in March 2017. In addition, our Advisor and our board of directors approved revisions to the advisory agreement in the event that we and the Dealer Manager agree to amend the dealer manager agreement to reduce the overall underwriting compensation owed to broker-dealers in connection with the sale of Class A, Class T or Class I common stock in the Primary Offering, then following such time (“Reduction Date”):

(1)	To the extent purchasers of Class A shares in our Primary Offering, prior to the Reduction Date, would have paid lower selling commissions and/or dealer manager fees than after the Reduction Date, our Advisor or one of its affiliates will promptly issue them a payment for the excess; and

(2)	To the extent participating broker-dealers that sold Class T or Class I shares, prior to the Reduction Date, are entitled to greater ongoing annual distribution and stockholder servicing fees with respect to such sales compared to sales made after the Reduction Date, our Advisor or one of its affiliates will pay this excess fee to them on our behalf.

The aforementioned reduction to underwriting compensation, which is subject to stockholder and regulatory approvals, will result in a lower amount of commissions and fees being paid to the Dealer Manager in future periods and will further provide for increased net proceeds from our Primary Offering to be available for investment.

Distributions

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders each year in the amount of at least 90% of our taxable income. We may make distributions in the form of cash or other property, including distributions of our own securities. We expect to have little, if any, cash flows from operations available for distribution until we make substantial investments. There may be a delay between the sale of our common stock and the purchase of properties or other investments, which could result in a delay in our ability to generate cash flows to cover distributions to our stockholders. Therefore, we may determine to pay some or all of our cash distributions from other sources, such as from cash flows provided by financing activities (“Other Sources”), a component of which may include the proceeds of our Offering and/or borrowings, whether collateralized by our assets or unsecured. We have not established any limit on the extent to which we may use borrowings or proceeds of this Offering to pay distributions, and there is no assurance we will be able to sustain distributions at any level.

The following table details our cash distributions per share and our total cash distributions paid, including distribution reinvestments, for the year ended December 31, 2016:

	Cash Distributions per Share (1)			Cash Distributions Paid (2)			Cash Flows Used in Operating Activities (3)
Periods	Class A Share	Class T Share	Class I Share	Cash Distributions Declared	Distribution Reinvestments	Cash Distributions net of Distribution Reinvestments
2016 Quarters

Third	$0.0700	$0.0700	$0.0700	$20,662	$—	$20,662	$(128,324)
Fourth	0.1050	0.0833	0.1050	36,699	3,343	33,356	(166,243)

Year	$0.1750	$0.1533	$0.1750	$57,361	$3,343	$54,018	$(294,567)

FOOTNOTES:

(1)	Our board of directors authorized monthly cash distributions on the outstanding shares of all classes of our common stock, beginning in August 2016 and continuing each month through December 2016, in monthly amounts equal to $0.0350 per share, less class-specific expenses with respect to each class.
(2)	Represents cash distributions declared, the amount of distributions reinvested in additional shares through our Reinvestment Plan and the amount of proceeds used to fund cash distributions.
(3)	For the year ended December 31, 2016, our net loss was approximately $0.3 million while cash distributions and stock dividends declared and issued were approximately $57,000 and 3,000 shares, respectively. For the year ended December 31, 2016, 100% of the cash distributions paid to stockholders were considered to be funded with Other Sources and were considered a return of capital to stockholders for federal income tax purposes.

In December 2016, our board of directors declared a monthly cash distribution of $0.0350 and a monthly stock dividend of 0.001881250 shares on each outstanding share of common stock on January 1, 2017, February 1, 2017 and March 1, 2017. These cash distributions and stock dividends are to be paid and distributed by March 31, 2017.

In February 2017, the Company’s board of directors declared a monthly cash distribution of $0.0480 and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on April 1, 2017, May 1, 2017 and June 1, 2017. These dividends are to be paid and distributed by June 30, 2017.

Net Cash Used in Operating Activities

For the year ended December 31, 2016, we used approximately $0.3 million of net cash in operating activities, primarily to pay general and administrative expenses for the period. Until such time as we acquire properties and generate sufficient net operating income from our investments, we expect to continue to fund such amounts with Other Sources.

Results of Operations

From the time of our formation on July 10, 2015 (inception) through July 10, 2016, we had not commenced operations because we were in our development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. Operations commenced on July 11, 2016, when aggregate subscription proceeds in excess of the minimum offering amount were released to us from escrow. As a result, there are no comparative financial statements for the year ended December 31, 2016.

The following is a discussion of our results of operations for the year ended December 31, 2016:

•	General and administrative expenses for the year ended December 31, 2016 were approximately $0.3 million and were comprised primarily of directors’ and officers’ insurance, accounting and legal fees, and board of director fees. In addition, approximately $84,000 of personnel expenses of affiliates of our Advisor were waived by our Advisor for the year ended December 31, 2016.

•	Acquisition fees and expenses of approximately $2,500 were incurred and relate to acquisitions we are pursuing; however, through the date of this filing, we have not executed any purchase and sale agreements.

•	Interest expense for the year ended December 31, 2016 was approximately $30,000 and relates to the Notes issued in connection with our Private Placement.

The results of operations for the year ended December 31, 2016, are not indicative of our expected future performance due to the limited time in which we have been operational, and because we have not yet made any investments.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues and income to be derived from the acquisition and operation of properties and other permitted investments, other than those referred to in the risk factors identified in the prospectus.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the NAREIT promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization of real estate related assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model) to an expensed-as-incurred model that were put into effect in 2009, and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from our subscription proceeds and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and NAV is disclosed. FFO and MFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net loss to FFO and MFFO for the year ended December 31, 2016:

Year Ended December 31, 2016
Net loss	$(342,447)
Adjustments to reconcile net loss to funds from operations	—

Funds from operations	(342,447)
Acquisition fees and expenses (1)	2,500

Modified funds from operations	$(339,947)

Class A common stock:
Weighted average number of Class A common shares outstanding (2)	291,149

Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.91)

FFO per share of Class A common stock outstanding (basic and diluted)	$(0.91)

MFFO per share of Class A common stock outstanding (basic and diluted)	$(0.90)

Class T common stock:
Weighted average number of Class T common shares outstanding (2)	77,093

Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.91)

FFO per share of Class T common stock outstanding (basic and diluted)	$(0.91)

MFFO per share of Class T common stock outstanding (basic and diluted)	$(0.90)

Class I common stock:
Weighted average number of Class I common shares outstanding (2)	7,443

Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.91)

FFO per share of Class I common stock outstanding (basic and diluted)	$(0.91)

MFFO per share of Class I common stock outstanding (basic and diluted)	$(0.90)

FOOTNOTE:

(1)	In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. By adding back acquisition expenses, management believes MFFO provides useful supplemental information of its operating performance and will also allow comparability between different real estate entities regardless of their level of acquisition activities. Acquisition expenses include payments to our Advisor or third parties. Acquisition expenses for business combinations under GAAP are considered operating expenses and as expenses included in the determination of net income (loss) and income (loss) from continuing operations, both of which are performance measures under GAAP. All paid or accrued acquisition expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property.
(2)	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (the date we commenced operations).

Contractual Obligations

The following table presents our contractual obligations by payment period as of December 31, 2016:

	Payments Due by Period
	2017	2018-2019	2020-2021	Thereafter	Total
Fixed rate notes payable
(principal and interest)	$71,447	$142,895	$143,091	$2,063,844	$2,421,277

	$71,447	$142,895	$143,091	$2,063,844	$2,421,277

Related-Party Transactions

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition and advisory services, selling commissions, dealer manager fees, asset management fees and reimbursement of operating costs. See Item 8. “Financial Statements and Supplemental Data” – Note 3 “Related Party Arrangements” in the accompanying consolidated financial statements for additional information.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2016.

Critical Accounting Policies and Estimates

See “Financial Statements and Supplemental Data” – Note 2 “Significant Accounting Policies” for more information about our significant accounting policies.

Recent Accounting Pronouncements

See “Financial Statements and Supplemental Data” – Note 2 “Significant Accounting Policies” for additional information about the impact of accounting pronouncements.

Experts

The consolidated balance sheets of CNL Healthcare Properties II, Inc. and Subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations for the year ended December 31, 2016, stockholder’s equity for the year ended December 31, 2016 and for the period from July 10, 2015 (inception) to December 31, 2015, and statement of cash flows for the year ended December 31, 2016, appearing in this supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Quantitative And Qualitative Disclosures About Market Risk

We may be exposed to financial market risks, specifically changes in interest rates to the extent we borrow money to acquire properties or to make loans and other permitted investments. Our management objectives related to interest rate risk will be to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we expect to borrow primarily at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating interest rate protection opportunities through swaps or caps.

We expect to hold our fixed-rate note obligations to maturity (or prepayment) and the amounts due under such instruments would be limited to the outstanding principal balance, any accrued and unpaid interest and any prepayment premiums. Accordingly, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed-rate note obligations, would have a significant impact on our operations.

The fair market value of the Notes was approximately $0.6 million as of December 31, 2016, which was determined using discounted cash flows based on current rates and spreads we would expect to obtain for similar borrowings.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

CNL Healthcare Properties II, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of CNL Healthcare Properties II, Inc. and Subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations for the year ended December 31, 2016, stockholder’s equity for the year ended December 31, 2016 and for the period from July 10, 2015 (inception) to December 31, 2015, and statement of cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNL Healthcare Properties II, Inc. and Subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Certified Public Accountants

Orlando, Florida

February 15, 2017

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2015
ASSETS
Cash	$5,977,241	$200,000
Restricted cash	383,000	—
Prepaid expenses	48,928	—

Total assets	$6,409,169	$200,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable	$312,500	$—
Due to related parties	240,651	—
Accounts payable and accrued liabilities	23,263	—

Total liabilities	576,414	—

Commitments and contingencies (Note 6)

Stockholders’ equity:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; none issued or outstanding	—	—

Common stock, $0.01 par value per share, 1,000,000,000 shares authorized; 20,000 shares issued and outstanding as of December 31, 2015	—	200

Class A Common stock, $0.01 par value per share, 1,200,000,000 shares authorized; 325,119 shares issued and outstanding as of December 31, 2016	3,251	—

Class T Common stock, $0.01 par value per share, 700,000,000 shares authorized; 308,587 issued and outstanding as of December 31, 2016	3,086	—

Class I Common stock, $0.01 par value per share, 100,000,000 shares authorized; 8,454 issued and outstanding as of December 31, 2016	85	—

Capital in excess of par value	6,226,141	199,800
Accumulated loss	(342,447)	—
Accumulated distributions	(57,361)	—

Total stockholders’ equity	5,832,755	200,000

Total liabilities and stockholders’ equity	$6,409,169	$200,000

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2016
Operating expenses:
General and administrative	$309,998
Acquisition fees and expenses	2,500

Total operating expenses	312,498

Operating loss	(312,498)

Other expense:
Interest expense	29,949

Total other expense	29,949

Net loss	$(342,447)

Class A common stock:
Net loss attributable to Class A stockholders	$(265,390)

Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.91)

Weighted average number of Class A common shares outstanding (basic and diluted)	291,149

Distributions declared per Class A common share	$0.1750

Class T common stock:
Net loss attributable to Class T stockholders	$(70,272)

Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.91)

Weighted average number of Class T common shares outstanding (basic and diluted)	77,093

Distributions declared per Class T common share	$0.1533

Class I common stock:
Net loss attributable to Class I stockholders	$(6,785)

Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.91)

Weighted average number of Class I common shares outstanding (basic and diluted)	7,443

Distributions declared per Class I common share	$0.1750

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016 AND

FOR THE PERIOD FROM JULY 10, 2015 (INCEPTION) TO DECEMBER 31, 2015

	Common Stock								Capital in Excess of Par Value	Accumulated Loss	Accumulated Distributions	Total Stockholders’ Equity
			Class A		Class T		Class I
	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value	Number of Shares	Par Value
Balance at July 10, 2015 (Inception)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of initial common stock shares	20,000	200	—	—	—	—	—	—	199,800	—	—	200,000

Balance at December 31, 2015	20,000	$200	—	$—	—	$—	—	$—	$199,800	$—	$—	$200,000
Conversion of initial common stock shares	(20,000)	(200)	20,000	200	—	—	—	—	—	—	—	—
Subscriptions received for common stock, including distribution reinvestments	—	—	302,430	3,024	308,138	3,082	8,375	84	6,380,503	—	—	6,386,693

Stock dividends issued	—	—	2,689	27	449	4	79	1	(32)	—	—	—

Stock issuance and offering costs	—	—	—	—	—	—	—	—	(354,130)	—	—	(354,130)
Net loss	—	—	—	—	—	—	—	—	—	(342,447)	—	(342,447)

Cash distributions declared	—	—	—	—	—	—	—	—	—	—	(57,361)	(57,361)

Balance at December 31, 2016	—	$—	325,119	$3,251	308,587	$3,086	8,454	$85	$6,226,141	$(342,447)	$(57,361)	$5,832,755

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2016
Operating activities:
Net loss	$(342,447)

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	(48,928)
Due to related parties	73,545
Accounts payable and accrued liabilities	23,263

Net cash flows used in operating activities	$(294,567)

Financing activities:
Subscriptions received for common stock through primary offering	6,132,100
Subscriptions received for common stock through private placement	251,250
Payment of underwriting compensation	(184,532)
Payment of cash distributions, net of distribution reinvestments	(56,510)
Proceeds from notes payable	312,500
Private Placement escrow	(383,000)

Net cash flows provided by financing activities	$6,071,808

Net increase in cash	5,777,241
Cash at beginning of period	200,000

Cash at end of period	$5,977,241

Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$29,363

Supplemental disclosure of non-cash investing and financing activities:
Amounts incurred but not paid (including amounts due to related parties):
Selling commissions and Dealer Manager fees	$12,373

Annual distribution and stockholder servicing fee	$154,733

See accompanying notes to consolidated financial statements.

1.	Organization

CNL Healthcare Properties II, Inc. is a Maryland corporation organized on July 10, 2015 that intends to qualify as a REIT for U.S. federal income tax purposes beginning with the year ending December 31, 2017 or the year in which the Company commences material operations. The Company is sponsored by CNL Financial Group, LLC and was formed primarily to acquire and manage a diversified portfolio of healthcare real estate and real estate-related assets that it believes will generate a steady current return and provide long-term value to its stockholders. It intends to focus on investing, primarily in the United States, within the seniors housing, medical office, acute care and post-acute care sectors, as well as other types of real estate and real estate-related securities and loans.

The Company is externally managed and advised by CHP II Advisors, LLC, an affiliate of CNL. The Advisor provides advisory services to the Company relating to substantially all aspects of its investments and operations, including real estate acquisitions, asset management and other operational matters. During the period from July 10, 2015 to December 31, 2015, the Company sold 20,000 shares of common stock to the Advisor for an aggregate purchase price of $0.2 million, and these shares were converted into 20,000 Class A shares upon the filing of the Company’s Articles of Amendment and Restatement in March 2016.

On March 2, 2016, pursuant to a registration statement on Form S-11 under the Securities Act of 1933, the Company commenced its Primary Offering of up to $1.75 billion, in any combination, of Class A, Class T and Class I shares of common stock on a “best efforts” basis, which means that the Dealer Manager will use its best efforts but is not required to sell any specific amount of shares. The Company also intends to offer up to $250 million, in any combination, of Class A, Class T and Class I shares to be issued pursuant to its Reinvestment Plan. The Company reserves the right to reallocate the shares offered between the Primary Offering and the Reinvestment Plan.

From the time of the Company’s formation on July 10, 2015 (inception) through July 10, 2016, the Company had not commenced operations because they were in their development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. The Company broke escrow in its Offering effective July 11, 2016, through the sale of 250,000 Class A shares to its Advisor for $2.5 million and commenced operations.

The Company intends to own substantially all of its assets either directly or indirectly through an Operating Partnership, in which the Company is the sole limited partner and its wholly-owned subsidiary, CHP II GP, LLC, is the sole general partner.

The Company generally expects to lease its seniors housing properties to TRSs and engage independent third-party managers under management agreements to operate the properties as permitted under RIDEA structures; however, the Company may also lease its properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, acute care and post-acute care properties will generally be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, the Company expects most investments will be wholly-owned, although, it may invest through partnerships with other entities where the Company believes it is appropriate and beneficial. The Company expects to invest in a combination of stabilized assets, new property developments and properties which have not reached full stabilization. Finally, the Company may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. The Company would generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants the Company a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation — The accompanying consolidated financial statements include the Company’s accounts, the Operating Partnership and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. The Company’s operations commenced on July 11, 2016, when aggregate subscription proceeds in excess of the minimum offering amount were released from escrow. As a result, there are no comparative financial statements for the year ended December 31, 2016.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Company’s consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash — Cash consists of demand deposits at commercial banks with original maturities of three months or less.

Restricted Cash — Certain amounts of cash are restricted as security to repay the Company’s Notes and two semi-annual interest payments until the Company raises at least $10 million in gross proceeds in the Primary Offering.

Income Taxes — The Company intends to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ending December 31, 2017 or the first year in which the Company commences material operations. Prior to the Company’s REIT election, it is subject to corporate federal and state income taxes. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal corporate income tax to the extent it distributes at least 90 percent of its REIT taxable income to its stockholders. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. For the year ended December 31, 2016, the Company had no taxable income.

The Company expects to form one or more subsidiaries that may elect to be taxed as a TRS for U.S. federal income tax purposes. Under the provisions of the Internal Revenue Code and applicable state laws, a TRS will be subject to taxation on taxable income from its operations. The Company will account for federal and state income taxes with respect to a TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards.

Fair Value Measurements — GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. GAAP requires the use of observable market data, when available, in making fair value measurements. Observable inputs are inputs that the market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of ours. When market data inputs are unobservable, the Company utilizes inputs that it believes reflects the Company’s best estimate of the assumptions market participants would use in pricing the asset or liability. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company as the ability to access.

•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 – Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

2.	Summary of Significant Accounting Policies (continued)

Per Share Data — Net loss per share for the period presented is computed by dividing net loss by the weighted average number of common stock shares outstanding for each share class during the period in which the Company was operational. Diluted loss per share is computed based on the weighted average number of common stock shares outstanding for each share class and all potentially dilutive securities, if any. For purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (when the Company commenced operations).

Adopted Accounting Pronouncements — In February 2015, FASB issued Accounting Standard Update (“ASU”) 2015-02, “Amendments to the Consolidation Analysis,” which requires amendments to both the variable interest entity (“VIE”) and voting models. The amendments (i) modify the identification of variable interests (fees paid to a decision maker or service provider), the VIE characteristics for a limited partnership or similar entity and primary beneficiary determination under the VIE model, and (ii) eliminate the presumption within the current voting model that a general partner controls a limited partnership or similar entity. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015. The amendments may be applied using either a modified retrospective or full retrospective approach. The Company adopted ASU 2015-02 on January 1, 2016; the adoption of which did not have an impact on the Company’s consolidated financial statements since it does not own any VIE’s.

In April 2015, the FASB issued ASU 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that loan costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts or premiums. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015. The ASU is to be applied retrospectively for each period presented. Upon adoption, an entity is required to comply with the applicable disclosures for a change in an accounting principle. The FASB subsequently issued ASU 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements,” which clarifies that, given the absence of authoritative guidance in ASU 2015-03 regarding presentation and subsequent measurement of loan costs related to line-of-credit arrangements, the SEC Staff would not object to an entity deferring and presenting loan costs as an asset and subsequently amortizing the loan costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Company adopted ASU 2015-03 on January 1, 2016; the adoption of which did not have an impact on the Company’s consolidated financial statements since it has not incurred any loan costs.

In September 2015, the FASB issued ASU 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” which requires an acquirer to recognize provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The new guidance is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2015. The Company adopted ASU 2015-16 on January 1, 2016; the adoption of which did not have an impact on the Company’s consolidated financial statements since it has not yet made its first investment.

Recent Accounting Pronouncements — In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” as a new ASC topic (Topic 606). The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU further provides guidance for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards (for example, lease contracts). The FASB subsequently issued ASU 2015-14 to defer the effective date of ASU 2014-09 until annual reporting periods beginning after December 15, 2017 with earlier adoption permitted. ASU 2014-09 can be adopted using one of two retrospective transition methods: 1) retrospectively to each prior reporting period presented or 2) as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method and is currently evaluating the impact this ASU will have on the Company’s consolidated statements once it makes its first investment.

2.	Summary of Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842): Accounting for Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The ASU requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The ASU further modifies lessors’ classification criteria for leases and the accounting for sales-type and direct financing leases. The ASU will also require qualitative and quantitative disclosures designed to give financial statement users additional information on the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The ASU is to be applied using a modified retrospective approach. The Company is currently evaluating the impact this ASU will have on the Company’s consolidated financial statements once it makes its first investment.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU further clarifies how the predominance principle should be applied to cash receipts and payments relating to more than one class of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017 with early adoption permitted. The ASU is to be applied retrospectively for each period presented. The Company has determined that it will early adopt this ASU on January 1, 2017 and that adoption will not materially impact the presentation of the Company’s consolidated cash flows.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held Through Related Parties that are under Common Control,” which requires an entity to consider its indirect interests held by related parties that are under common control on a proportionate basis when evaluating whether the entity is a primary beneficiary of a VIE. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company will adopt this ASU on January 1, 2017 and has determined that adoption will not materially impact the presentation of the Company’s consolidated financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which modifies the presentation of the statement of cash flows and requires reconciliation to the overall change in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, the statement of cash flows will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents. The ASU is effective for annual reporting periods beginning after December 15, 2017 with early adoption permitted. The ASU is to be applied retrospectively for each period presented. The Company has determined that it will early adopt this ASU on January 1, 2017 and that adoption will not materially impact the presentation of the Company’s consolidated cash flows.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which clarifies the definition of a business and provides a framework by which to evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The ASU is effective for annual reporting periods beginning after December 15, 2017 with early adoption permitted. The ASU is to be applied prospectively for each period presented. The Company expects to early adopt this ASU and is currently evaluating the impact this ASU will have on the Company’s consolidated financial position, results of operations and cash flows once it makes its first investment.

3.	Related Party Arrangements

The Company is externally advised and has no direct employees. All of the Company’s executive officers are executive officers, or are on the board, of managers of the Advisor. In addition, certain directors and officers hold similar positions with CNL Securities Corp., the Dealer Manager of the Offering and a wholly owned subsidiary of CNL. In connection with services provided to the Company, affiliates are entitled to the following fees:

Dealer Manager — The Dealer Manager will receive a selling commission of up to 7% of the sale price for each Class A share and 2% of the sale price for each Class T share sold in the Primary Offering, all or a portion of which may be reallowed to participating broker dealers. In addition, the Dealer Manager will receive a dealer manager fee in an amount equal to 2.75% of the price of each Class A share or Class T share sold in the Primary Offering, all or a portion of which may be reallowed to participating broker dealers. Refer to Note 8. “Subsequent Events” for additional information related to a proposed modification to the Company’s underwriting compensation.

The Company will pay a distribution and stockholder servicing fee, subject to certain underwriting compensation limits, with respect to the Class T and Class I shares sold in the Primary Offering in an annual amount equal to 1% and 0.50%, respectively, of the current gross offering price per Class T or Class I share, respectively, or if the Company is no longer offering shares in a public offering, the estimated per share value per Class T or Class I share, respectively. If the Company reports an estimated per share value prior to the termination of the Primary Offering, the annual distribution and stockholder servicing fee will continue to be calculated as a percentage of the current gross offering price per Class T or Class I share until the Company reports an estimated per share value following the termination of the Primary Offering, at which point the distribution fee will be calculated based on the new estimated per share value, until such underwriting compensation limits are met or the shares are converted to Class A shares pursuant to the terms of the securities. Refer to Note 8. “Subsequent Events” for additional information related to a proposed modification to the Company’s underwriting compensation.

The Company records the annual distribution and stockholder servicing fees as a reduction to capital in excess of par value and measures the related liability in an amount equal to the maximum fees owed in relation to the Class T and Class I shares on the shares’ issuance date. The liability will be relieved over time, as the fees are paid to the Dealer Manager, or it will be adjusted if the fees are no longer owed on any Class T or Class I share that is redeemed or repurchased, as well as upon the earliest occurrence of: (i) a listing on a national securities exchange; (ii) a merger or consolidation of the Company with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets; (iii) after the termination of the Primary Offering in which the initial shares in the account were sold, the end of the month in which total underwriting compensation paid in the Primary Offering is not less than 10% of the gross proceeds from all share classes of the Primary Offering; (iv) the end of the month in which the total underwriting compensation paid in a Primary Offering with respect to shares purchased in a Primary Offering is not less than 9.75% of the gross offering price of those shares purchased in such Primary Offering (excluding shares purchased through the Company’s Reinvestment Plan and those received as stock dividends); or (v) any other conditions described in the Company’s prospectus.

Advisor — The Company will pay the Advisor a monthly asset management fee in an amount equal to 0.0667% of the monthly average of the sum of the Company’s and the Operating Partnership’s respective daily real estate asset value, without duplication, plus the outstanding principal amount of any loans made, plus the amount invested in other permitted investments. For this purpose, “real estate asset value” equals the amount invested in wholly-owned properties, determined on the basis of cost, and in the case of properties owned by any joint venture or partnership in which the Company is a co-venturer or partner the portion of the cost of such properties paid by the Company, exclusive of acquisition fees and acquisition expenses and will not be reduced for any recognized impairment. Any recognized impairment loss will not reduce the real estate asset value for the purposes of calculating the asset management fee. The asset management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the Advisor’s sole discretion. All or any portion of the asset management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine.

3.	Related Party Arrangements (continued)

The Company will pay the Advisor a construction management fee of up to 1% of hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property and (ii) $1 million in which case such fee will be due and payable as draws are funded for such projects.

The Advisor will receive an investment services fee of 2.25% of the purchase price of properties and funds advanced for loans or the amount invested in the case of other assets for services in connection with the selection, evaluation, structure and purchase of assets. No investment services fee will be paid to the Advisor in connection with the Company’s purchase of securities.

The Advisor, its affiliates and related parties also are entitled to reimbursement of certain operating expenses in connection with their provision of services to the Company, including personnel costs, subject to the limitation that the Company will not reimburse the Advisor for any amount by which operating expenses exceed the greater of 2% of its average invested assets or 25% of its net income in any expense year unless approved by the independent directors. The Company will begin to evaluate such limitation on its operating expenses beginning with the Expense Year ending September 30, 2017.

For the year ended December 31, 2016, approximately $84,000 of personnel expenses of affiliates of the Advisor were waived and these 2016 expenses will not be reimbursed by the Company in future periods.

The Advisor will pay all other organizational and offering expenses incurred in connection with the formation of the Company, without reimbursement by the Company. These expenses include, but are not limited to, SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the Offering.

The Company entered into an amended and restated expense support and restricted stock agreement with the Advisor pursuant to which the Advisor has agreed to accept payment in the form of forfeitable restricted Class A shares of common stock (“Restricted Stock”) in lieu of cash for services rendered, in the event that the Company does not achieve established distribution coverage targets (“Expense Support Agreement”). In exchange for services rendered and in consideration of the expense support provided, the Company shall issue, following each determination date, a number of shares of restricted stock equal to the quotient of the expense support amount provided by the Advisor for the preceding quarter divided by the board of directors’ most recent determination of net asset value per share of the Class A common shares, if the board has made such a determination, or otherwise the most recent public offering price per Class A common share, on the terms and conditions and subject to the restrictions set forth in the Expense Support Agreement. The Restricted Stock is subordinated and forfeited to the extent that shareholders do not receive a Priority Return on their Invested Capital (as defined in the prospectus), excluding for the purposes of calculating this threshold any shares of restricted stock owned by the Advisor. Refer to Note 8. “Subsequent Events” for additional information related to an amendment to this agreement.

CNL Capital Markets Corp. — The Company will pay CNL Capital Markets Corp., an affiliate of CNL, an annual fee payable monthly based on the average number of total investor accounts that will be open during the term of the capital markets service agreement pursuant to which certain administrative services are provided to the Company. These services may include, but are not limited to, the facilitation and coordination of the transfer agent’s activities, client services and administrative call center activities, financial advisor administrative correspondence services, material distribution services and various reporting and troubleshooting activities.

Other transactions — As of December 31, 2016, the Company had received aggregate subscription proceeds from its Advisor of $2.7 million (270,000 shares), which is comprised of $200,000 (20,000 shares) of subscription proceeds received from the Advisor prior to the commencement of the Offering and $2.5 million (250,000 shares) of Primary Offering proceeds received for the Advisor that were used to break escrow in its Offering. The Company did not pay any selling commissions or dealer manager fees in connection with the sale of these shares.

In addition, during the year ended December 31, 2016, the Company paid cash distributions of approximately $47,000 and issued stock dividends of approximately 2,500 shares to the Advisor.

3.	Related Party Arrangements (continued)

The fees payable to the Dealer Manager for the year ended December 31, 2016, and related amounts unpaid as of December 31, 2016 are as follows:

	Year ended December 31, 2016	Unpaid amounts as of (1) December 31, 2016
Selling commissions (2)	$97,022	$6,550
Dealer Manager fees (2)	99,883	5,823
Distribution and stockholder servicing fees (2)	157,225	154,733

	$354,130	$167,106

The expenses incurred by and reimbursable to the Company’s related parties for the year ended December 31, 2016, and related amounts unpaid as of December 31, 2016 are as follows:

	Year ended December 31, 2016	Unpaid amounts as of (1) December 31, 2016
Reimbursable expenses:
Operating expenses (3)	$206,868	$73,545
	$206,868	$73,545

FOOTNOTES:

(1)	Amounts are recorded as due to related parties in the accompanying consolidated balance sheets.
(2)	Amounts are recorded as stock issuance and offering costs in the accompanying consolidated statements of stockholders’ equity.
(3)	Amounts are recorded as general and administrative expenses in the accompanying consolidated statement of operations unless such amounts represent prepaid expenses, which are capitalized in the accompanying consolidated balance sheets.

4.	Indebtedness

In August 2016, in connection with the Private Placement, the Company issued Notes to each of 125 separate investors for a total principal amount of approximately $0.3 million. The Company owes interest on the Notes of approximately $70,000 per annum, which is payable semi-annually in arrears. The Notes mature on June 30, 2046. Some or all of the Notes may be prepaid at any time, in whole or in part, provided that (i) such prepayment include all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the second anniversary of the issue date of the Note, the Company will pay on the date of such prepayment a one-time premium equal to approximately $31,000. In connection with the issuance of the Notes, the Company placed approximately $0.4 million into a third-party escrow account to be held to repay the principal of the Notes and two semi-annual interest payments, which funds shall be released from escrow upon the Company raising at least $10 million in gross proceeds in the Offering.

The fair market value of the Notes was approximately $0.6 million as of December 31, 2016, which is based on current rates and spreads the Company would expect to obtain for similar borrowings. Since this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values is categorized as Level 3 on the three-level valuation hierarchy.

5.	Equity

Subscription Proceeds — As of December 31, 2016, the Company had received aggregate subscription proceeds of approximately $6.6 million (0.6 million shares), which includes $200,000 (20,000 shares) of subscription proceeds received from the Advisor prior to the commencement of the Offering, approximately $251,250 (25,125 shares) of subscription proceeds received in connection with the Private Placement and approximately $3,000 (300 shares) of subscription proceeds pursuant to the Reinvestment Plan.

Distributions — For the year ended December 31, 2016, the Company declared and paid total cash distributions of approximately $57,000. In addition, the Company declared and issued stock dividends of approximately 3,000 shares of common stock during the year ended December 31, 2016.

For the year ended December 31, 2016, 100.0% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to stockholders for the year ended December 31, 2016 were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders’ return on their invested capital as described in the Company’s advisory agreement. The distribution of new common shares to recipients is non-taxable.

In December 2016, the Company’s board of directors declared a monthly cash distribution of $0.0350 and a monthly stock dividend of 0.001881250 shares on each outstanding share of common stock on January 1, 2017, February 1, 2017 and March 1, 2017. These dividends are to be paid and distributed by March 31, 2017.

6.	Commitments and Contingencies

From time to time, the Company may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce its contractual or statutory rights. While the Company cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, the Company does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.

7.	Selected Quarterly Financial Data (Unaudited)

The following table presents selected unaudited quarterly financial data for the year ended December 31, 2016:

2016 Quarters	Third	Fourth	Full Year
Operating loss	$(110,588)	$(231,859)	$(342,447)
Net loss	(110,588)	(231,859)	(342,447)
Class A common stock:
Net loss attributable to Class A stockholders	(105,761)	(155,471)	(265,390)
Weighted average number of Class A common shares outstanding (basic and diluted) (1)	279,293	301,715	291,149

Loss per share of Class A common stock (basic and diluted)	$(0.38)	$(0.52)	$(0.91)

Class T common stock:
Net loss attributable to Class T stockholders	(2,442)	(72,032)	(70,272)
Weighted average number of Class T common shares outstanding (basic and diluted) (1)	6,441	139,790	77,093

Loss per share of Class T common stock (basic and diluted)	$(0.38)	$(0.52)	$(0.91)

Class I common stock:
Net loss attributable to Class I stockholders	(2,385)	(4,356)	(6,785)
Weighted average number of Class I common shares outstanding (basic and diluted) (1)	6,309	8,454	7,443

Loss per share of Class I common stock (basic and diluted)	$(0.38)	$(0.52)	$(0.91)

FOOTNOTE:

(1)	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends issued are treated as if such shares were outstanding as of July 11, 2016 (the date the Company commenced operations).

8.	Subsequent Events

During the period from January 1, 2017 through February 6, 2017, the Company received additional subscription proceeds of approximately $2.3 million (0.2 million shares).

In February 2017, the Company’s board of directors declared a monthly cash distribution of $0.0480 and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on April 1, 2017, May 1, 2017 and June 1, 2017. These dividends are to be paid and distributed by June 30, 2017.

In February 2017, the Company’s board of directors approved the Company’s second articles of amendment and restatement, which relates to a proposed reduction in underwriting compensation to 8.5% of gross proceeds for each share class of common stock sold in the Primary Offering. The proposed modification to the Company’s charter will require stockholder approval at the special meeting of stockholders to be held in March 2017.

In February 2017, the Advisor and the Company’s board of directors approved the second amended and restated expense support agreement, which includes revisions to change to an annual measurement date for determining expense support and to exclude the impact of completed development properties from the calculation for a specified period of time after the property is placed into service (as defined in the agreement).

In February 2017, the Advisor and the Company’s board of directors approved a renewal of the advisory agreement through March 2018 as well as revisions to lower the disposition fee to an amount equal to either (a) 1% of the gross market capitalization of the Company upon the occurrence of a listing of the common shares of the Company, or 1% of the gross consideration paid to the Company or its stockholders upon the occurrence of any other liquidity event (including the sale or transfer of the Company or a portion thereof), or (b) 1% of the gross sales price upon the sale or transfer of one or more assets (including the sale of all of the Company’s assets).